Exhibit 99.1

Saifun Semiconductors Announces a Special Meeting of its Shareholders

Netanya, Israel, March 1, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN) (the “Company”), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that a Special Meeting (the “Special Meeting”) of its shareholders will be held on Wednesday, March 22, 2006, at 16:00 pm Israel time, at the offices of the Company at 45 Hamelacha St., Netanya, Israel. The Special Meeting is being called for the following purposes:

(1)	to ratify the appointment of Mr. George Hervey and elect Ms. Ida Keidar-Malits as Outside Directors of the Company in accordance with the requirements of the Israeli Companies Law;

(2)	to approve the compensation of the Outside Directors;

(3)	to authorize Dr. Boaz Eitan, the Company’s Chief Executive Officer, to serve concurrently as Chairman of the Board of Directors of the Company;

(4)	in accordance with the Israeli Companies Law, to approve the inclusion in a proposed offering of the Company’s shares (the “Offering”) of ordinary shares held by the majority of the members of the Company’s Board of Directors and their affiliates, subject to the terms of the Company’s registration rights agreement where applicable;

(5)	in accordance with the Israeli Companies Law, to approve the inclusion in the Offering of ordinary shares held by the Company’s controlling shareholder, Dr. Boaz Eitan or his affiliates, subject to the terms of the Company’s registration rights agreement where applicable; and

(6)	to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        After the Company’s shareholders have voted on proposals (1) through (3) above, and provided that the shareholders approved proposal (1) above, the Special Meeting will be adjourned to enable the Company’s Audit Committee and Board of Directors to convene and consider the adoption of the resolutions approving the inclusion in the Offering of ordinary shares of the Company held by the persons described in proposals (4) and/or (5) above. To the extent that the Audit Committee and Board of Directors adopt resolution (4) and/or resolution (5), the Special Meeting will reconvene at 19:00 pm Israel time to vote to approve such adopted resolution(s).

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal. Furthermore, certain of the proposals are also subject to the following additional voting requirements:

Proposal 1 (election of Outside Directors):

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

Proposal 3 (ratification of concurrent service of Chief Executive Officer as Chairman of the Board):

1

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least two-thirds of the shares of Non-Controlling Shareholders present the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against such Proposal does not exceed one percent of the aggregate voting rights in the Company.

Proposal 5 (approval of public offering which includes options and/or shares beneficially held by the Company’s Controlling Shareholder):

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Shareholders who do not have personal interest in the approval of the transaction (the “Non-Interested Shares”); or

—	the total number of Non-Interested Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the company.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about March 8, 2006, to all shareholders entitled to vote at the Special Meeting. Only shareholders of record at the close of business on March 3, 2006 are entitled to notice of, and to vote at, the meeting, or at any adjournment or postponement thereof.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Infineon Technologies, Macronix International, Matsushita, SMIC, Sony Corporation, Spansion, and Tower Semiconductors.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Jeff Corbin/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1214/212-896-1209
marshas@saifun.com	jcorbin@kcsa.com/lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 9, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.